SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

PENGROWTH ENERGY TRUST
(Name of Registrant)

2100, 222-3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

The exhibit to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-3 (333-143810) and Form F-10 (333-158580).

DOCUMENT FILED AS PART OF THIS FORM 6-K

The following exhibit is attached:

99.1	See the Exhibit Index to this Form 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST (Registrant) By: /s/ Gordon M. Anderson —————————————— Gordon M. Anderson Vice President

Date: October 6, 2009

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Form 51-102F3 Material Change Report in connection with the press release dated October 1, 2009 reporting changes to Pengrowth Energy Trust’s value creation strategy that focus on investing a larger percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the Western Canadian Sedimentary Basin dated October 5, 2009